Form 10-K, Exhibit 13
period 1996-11-30
HUTTON CONAM REALTY INVESTORS 5
filed 1997-02-28
CIK 761310

Hutton/ConAm Realty Investors 5

                       1996 Annual Report

                           Exhibit 13



                 Hutton/ConAm Realty Investors 5





     Hutton/ConAm Realty Investors 5 is a California limited partnership formed in 1985 to acquire, operate and hold for investment multifamily housing properties. The Partnership's portfolio currently consists of two apartment properties located in North Carolina and Florida. Provided below is a comparison of average occupancy levels at the two remaining properties for the years ended November 30, 1996 and 1995.



                                                             Average Occupancy
Property                        Location                       1996      1995
Lakeview Village                Ponte Vedra Beach, Florida      96%       95%
The Hamptons at Quail Hollow    Charlotte, North Carolina       96%       96%






                            Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Consolidated Financial Statements
                      7   Notes to the Consolidated Financial Statements
                     13   Report of Independent Accountants
                     14   Net Asset Valuation










         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464



                      Message to Investors

Presented for your review is the 1996 Annual Report for Hutton/ConAm Realty Investors 5. In this report, we discuss general market conditions affecting the Partnership's remaining two properties and provide information on the Partnership's future operating strategies.

Canterbury Park Sale
The most significant event during 1996 was the sale of Canterbury Park on December 10, 1996, to an unaffiliated institutional buyer for an adjusted sales price of $6,387,300. The transaction resulted in a gain on the sale of approximately $2,600,000, which will be reflected in the Partnership's consolidated statements of operations for the three month period ending February 28, 1997. The General Partners paid a special cash distribution of $107 per Unit from the sales proceeds on January 24, 1997.

Cash Distributions
The Partnership paid quarterly cash distributions totaling $30 per Unit for the year ended November 30, 1996, including the fourth quarter distribution of $7.50 per Unit, which was credited to your brokerage account or sent directly to you on January 15, 1997. Since inception, the Partnership has paid distributions totaling $343.36 per original $500 Unit, including the $107 per Unit return of capital paid on January 24, 1997. Commencing with the first quarter 1997 distribution, which will be paid on or about April 15, 1997, cash distributions will be reduced to reflect the decline in rental income resulting from the sale of Canterbury Park.

Existing problems with the roofs at Lakeview Village were aggravated by severe tropical rain storms late in 1996. After evaluating the damages, the General Partners received several competitive bids to repair the roofs, and subsequently selected a contractor. The roof repairs are currently underway and are scheduled to be completed this year. The anticipated cost of repairing the roofs is approximately $340,000.

Operations Overview
Multi-family real estate continued to perform well in 1996, with property values and apartment rents increasing in many areas of the country. In particular, Jacksonville and Charlotte were among the strongest multifamily housing markets in the country in 1996. The improving conditions prompted a rise in new construction in the markets where the Partnership owns properties, causing a slowdown in leasing activity towards the end of the year. Despite the increasing competition, both Lakeview Village and The Hamptons at Quail Hollow maintained average occupancy levels for the year of 96%, and the Partnership's total rental income from the two properties increased by 5% from the previous year. It is expected that the competitive market conditions will persist in 1997, but continued economic improvement and a slowdown in new construction should prevent these areas from becoming significantly overbuilt.

As we have reported in prior correspondence, the General Partners have continually monitored the operations of the Partnership's properties, the status of the real estate markets, and other factors to determine the optimum time to sell the Partnership's properties to maximize value. Those efforts resulted in the sale of Canterbury Park Apartments in 1996, and a special cash distribution of $107 per Unit was paid to the limited partners. Given the improvement in the performance of the Partnership's properties, and the improvement in the real estate capital markets which has increased demand by potential buyers, the General Partners have determined that it is in the best interest of the Partnership to attempt to sell the remaining two properties in an orderly manner over the next few years. Assuming these efforts are successful, we would expect to distribute the sales proceeds and subsequently dissolve the Partnership in 1998 or 1999. However, meeting this objective will be dependent upon a variety of factors, many of which are not within the Partnership's control. Consequently, there can be no assurance that any specific property or all the properties can be sold, that particular prices will be achieved, or that all the properties can be sold within this time frame. We will keep you apprised of our sales efforts in future correspondence.

Property Review

Lakeview Village
Lakeview Village is a 240-unit luxury apartment complex located in an oceanside residential area of Ponte Vedra Beach, Florida to the southeast of Jacksonville. The property reported an average occupancy level of 96% in fiscal 1996 and an increase in rental income of 4.6% from the prior year. Property improvements for the year included roof and asphalt repairs, carpet replacement and other improvements to retain the property's competitive position. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction. Three new apartment complexes were recently completed in the Ponte Vedra Beach submarket near Lakeview Village containing approximately 631 units. Despite the new units becoming available for rent, it is expected that the market will remain stable in 1997. This is partially due to Jacksonville's 1996 ranking as one of the fastest growing labor markets in the country.

The Hamptons at Quail Hollow
The Hamptons at Quail Hollow, a 232-unit apartment community located in the southeastern part of Charlotte, posted strong operations during 1996. Occupancy at the property averaged 96% for 1996, unchanged from the prior year. Rental rate increases were also implemented at the property during the year resulting in a 5.7% increase in the property's rental income. Given continuing strong market conditions in Charlotte, several apartment projects are in the planning or construction phase. The southeast submarket of Charlotte, where The Hamptons is located, has approximately 1,155 new apartment units under construction with an additional 980 new units proposed. These new units could have an adverse impact on the market's occupancy in the short term; however, it is expected that Charlotte's healthy market will be able to accommodate the new construction over the long-term.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 98% of the outstanding units agreed that these offers were inadequate, rejected these offers and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
We are pleased with the completion of the sale of Canterbury Park Apartments. During 1997, we intend to monitor market conditions in an effort to sell the Partnership's two remaining properties within the next few years. In the interim, we will also seek to maximize the performance of the properties and further improve their marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,

/s/  Paul L. Abbott                  /s/ Daniel J. Epstein

Paul L. Abbott                        Daniel J. Epstein
President                             President
RI5 Real Estate Services Inc.         Continental American Development, Inc.
                                      General Partner of ConAm Property
                                        Services IV, Ltd.

February 28, 1997


                      Financial Highlights



Selected Financial Data
For the periods ended November 30,     1996     1995     1994     1993     1992

Dollars in thousands, except for per unit data

Total Income                        $ 4,798  $ 4,583  $ 4,337  $ 4,201  $ 3,950
Net Income                            1,017      759      623      382      243
Net Cash Provided by
Operating Activities                  2,023    1,903    1,799    1,316    1,365
Long-term Obligations                 6,299    6,405    6,502    6,593    6,752
Total Assets at Year End             22,053   22,912   23,946   26,007   25,756
Net Income per
Limited Partnership Unit*             17.21    12.77    10.46     6.33     4.12
Distributions per
Limited Partnership Unit*             30.00    30.00    26.00    25.00     5.65
* 57,490 units outstanding

- Total Income increased 4.7% from 1995 to 1996, primarily due to higher rental income at all three properties.

- The increase in net income and net cash provided by operating activities is primarily attributable to the increase in rental income. This was partially offset by an increase in property operating expenses due to higher repair and maintenance expenses at Lakeview Village and Canterbury Park and increased utilities expense at Canterbury Park.


Cash Distributions
Per Limited Partnership Unit

Through November 30, 1996                 1996               1995

First Quarter                             7.50               7.50
Second Quarter                            7.50               7.50
Third Quarter                             7.50               7.50
Fourth Quarter                            7.50               7.50
Total                                 $  30.00           $  30.00

Please note that on January 24, 1997, the Partnership paid a special cash distribution totaling $107 per Unit, reflecting a return of capital from the net proceeds of the December 1996 sale of Canterbury Park.


Consolidated Balance Sheets             At November 30,         At November 30,
                                                  1996                    1995
Assets
Investments in real estate:
Land                                      $  3,780,687            $  4,941,450
Buildings and improvements                  22,125,028              26,463,000
                                            25,905,715              31,404,450
Less accumulated depreciation              (10,055,068)            (11,159,740)
                                            15,850,647              20,244,710
Property held for disposition                3,687,584                      --
Cash and cash equivalents                    2,121,544               2,253,221
Restricted cash                                225,415                 219,436
Other assets, net of accumulated
amortization of $99,528 in 1996
and $67,249 in 1995                            167,504                 194,815
  Total Assets                            $ 22,052,694            $ 22,912,182

Liabilities and Partners' Capital
Liabilities:
 Mortgage payable                         $  6,299,052            $  6,404,612
 Distribution payable                          439,974                 439,974
 Accounts payable and accrued expenses         309,475                 314,538
 Due to general partners and affiliates         19,613                  18,849
 Security deposits                             129,482                 136,245
  Total Liabilities                          7,197,596               7,314,218
Partners' Capital:
 General Partners                              182,637                 190,066
 Limited Partners (57,490 units
 outstanding)                               14,672,461              15,407,898
  Total Partners' Capital                   14,855,098              15,597,964
  Total Liabilities and Partners'
  Capital                                 $ 22,052,694            $ 22,912,182





Consolidated Statements of Partners' Capital
For the years ended November 30, 1996, 1995 and 1994

                                        General        Limited
                                        Partners       Partners          Total
Balance at November 30, 1993           $ 209,093   $ 17,291,750   $ 17,500,843
Net income                                21,482        601,371        622,853
Cash distributions                       (30,504)    (1,494,740)    (1,525,244)
Balance at November 30, 1994             200,071     16,398,381     16,598,452
Net income                                25,193        734,217        759,410
Cash distributions                       (35,198)    (1,724,700)    (1,759,898)
Balance at November 30, 1995             190,066     15,407,898     15,597,964
Net income                                27,769        989,263      1,017,032
Cash distributions                       (35,198)    (1,724,700)    (1,759,898)
Balance at November 30, 1996           $ 182,637   $ 14,672,461   $ 14,855,098



Consolidated Statements of Operations
For the years ended November 30,            1996           1995           1994

Income
Rental                               $ 4,695,358    $ 4,471,922    $ 4,268,124
Interest                                 102,810        111,447         68,380
  Total Income                         4,798,168      4,583,369      4,336,504
Expenses
Property operating                     2,120,789      2,061,086      1,919,655
Depreciation and amortization          1,027,524      1,142,011      1,160,514
Interest                                 492,660        500,508        507,772
General and administrative               140,163        120,354        125,710
  Total Expenses                       3,781,136      3,823,959      3,713,651
  Net Income                         $ 1,017,032    $   759,410    $   622,853
Net Income Allocated:
To the General Partners              $    27,769    $    25,193    $    21,482
To the Limited Partners                  989,263        734,217        601,371
                                     $ 1,017,032    $   759,410    $   622,853
Per limited partnership unit
(57,490 outstanding)                      $17.21         $12.77         $10.46



Consolidated Statements of Cash Flows
For the years ended November 30,            1996           1995           1994

Cash Flows From Operating Activities:
Net Income                           $ 1,017,032    $   759,410    $   622,853
Adjustments to reconcile net income
to net cash provided by operating
activities:
 Depreciation and amortization         1,027,524      1,142,011      1,160,514
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
  Fundings to restricted cash           (169,425)      (163,568)      (180,298)
  Release of restricted cash             163,446        167,460        166,488
  Other assets                            (4,968)        (8,577)        12,291
  Accounts payable and accrued expenses   (5,063)           197          7,509
  Due to general partners and affiliates     764            762            297
  Security deposits                       (6,763)         5,056          9,243
Net cash provided by operating
activities                             2,022,547      1,902,751      1,798,897
Cash Flows From Investing Activities:
Additions to real estate                (288,766)       (69,977)       (43,530)
Net cash used for investing activities  (288,766)       (69,977)       (43,530)
Cash Flows From Financing Activities:
Distributions                         (1,759,898)    (1,701,235)    (2,610,515)
Receipt of deposit financing                  --             --        278,487
Mortgage fees                                 --             --        (41,131)
Mortgage principal payments             (105,560)       (97,713)       (90,448)
Net cash used for financing
activities                            (1,865,458)    (1,798,948)    (2,463,607)
Net increase (decrease) in cash
and cash equivalents                    (131,677)        33,826       (708,240)
Cash and cash equivalents,
beginning of period                    2,253,221      2,219,395      2,927,635
Cash and cash equivalents,
end of period                        $ 2,121,544    $ 2,253,221    $ 2,219,395

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period
for interest                         $   492,660    $   500,508    $   507,772



Notes to the Consolidated Financial Statements
November 30, 1996, 1995 and 1994

1. Organization
Hutton/ConAm Realty Investors 5 (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated June 28, 1984 and amended and restated August 20, 1985. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The General Partners of the Partnership are RI 5 Real Estate Services, Inc., an affiliate of Lehman Brothers Inc. (see below), and ConAm Property Services IV, Ltd., an affiliate of Continental American Properties, Ltd (the "General Partners"). The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 8, 1993, the Hutton Real Estate Services IX, Inc. General Partner changed its name to "RI 5 Real Estate Services, Inc.".

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Financial Statements - The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Real Estate Investments - Real estate investments are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Property Held for Disposition - Effective August 31, 1996, Canterbury Park was reclassified to "Property held for disposition" at its net book value. Accordingly, Canterbury Park was no longer depreciated subsequent to that date.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. Property held for disposition is recorded at the lower of carrying value or fair market value less costs to sell. The Partnership adopted FAS 121 in the fourth fiscal quarter of 1995.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Other Assets - Included in other assets are deferred mortgage costs incurred in connection with obtaining financing on one of the Partnership's properties. Such costs are amortized over the term of the loan.

Offering Costs - Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes - No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from date of issuance. Cash and cash equivalents include security deposits of $129,482 and $136,245 at November 30, 1996 and 1995, respectively, the use of which is restricted under certain state statutes.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Restricted Cash - Restricted cash consists of escrows for real estate taxes and casualty insurance as required by the first mortgage lender on the Lakeview Village property.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, will be distributed quarterly, 98% to the limited partners and 2% to the General Partners until each limited partner has received an amount equal to an annual 7% return for such year. Thereafter, net cash from operations will be distributed 100% to the General Partners until the General Partners have received distributions for the year (including the 2% distribution described above) equal to 10% of the aggregate net cash from operations distributed to the partners for such fiscal year to that point. Any remaining net cash from operations will be distributed 90% to the limited partners and 10% to the General Partners.

Net loss and all depreciation will be allocated 99% to the limited partners and 1% to the General Partners.

Net income will be allocated as follows:

a. To the extent that net income before depreciation does not exceed the amount of net cash from operations distributable to the partners with respect to such fiscal year, net income before depreciation shall be allocated among the partners, pro rata in accordance with the amount of net cash from operations distributable to each partner with respect to such fiscal year to the extent thereof; and

b. To the extent that net income before depreciation exceeds the amount of net cash from operations distributable to the partners with respect to such fiscal year, such excess shall be allocated (1) first, 100% to the General Partners, pro rata, in an amount equal to the excess, if any, of the General Partners' deficits, if any, in their capital accounts, over an amount equal to 1% of the aggregate capital contributions to the partnership as reduced by the amount of the General Partners' capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partners.

For the years ended November 30, 1996, 1995 and 1994, net income before depreciation exceeded net cash from operations distributable to the partners by $252,378, $109,243 and $225,354, respectively. Pursuant to the Partnership Agreement and as described in (b)(2) above, this excess was allocated 99% to the limited partners and 1% to the General Partners.

Net proceeds from sales or refinancing will be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital investment (as defined in the Partnership Agreement) and an annual, cumulative 7% return thereon. The balance, if any, will be distributed 85% to the limited partners and 15% to the General Partners. Generally, all gain from sales will be allocated 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to his adjusted capital investment and an annual, cumulative 7% return thereon. Thereafter, gain will be allocated pro rata to the limited and General Partners' capital accounts, as reduced by the amount of the net proceeds distributed from sale or refinancing with respect to such transactions, until the limited and general partner capital accounts are in a ratio of 85 to 15. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners.

4. Real Estate Investments
Since inception, the Partnership acquired three residential apartment complexes either directly or through investments in joint ventures as follows:

                                                          Date      Purchase
Property Name          Units   Location                 Acquired      Price
Lakeview Village        240    Ponte Vedra Beach, FL    8/22/85    $12,266,187
Canterbury Park Apts.    96    Raleigh, NC             11/21/85      5,467,661
The Hamptons            232    Charlotte, NC            5/30/86     11,694,137

Lakeview Village and The Hamptons were acquired through joint ventures with unaffiliated developers. To each venture, the Partnership assigned its rights to acquire the above properties and contributed cash equal to the purchase price of the properties. The developers did not make an initial capital contribution to these ventures.

The initial joint venture agreement of The Hamptons substantially provides that:

a. Net cash from operations of The Hamptons will be distributed 100% to the Partnership until it has received an annual, noncumulative return of 8% on 118% of its adjusted capital contribution. Any remaining balance will be distributed 80% to the Partnership and 20% to the co-venturer.

b. Net income of the joint venture will be allocated to the Partnership and the co-venturer basically in accordance with the distribution of net cash from operations. All losses and depreciation will be allocated to the Partnership.

c. Net proceeds from a sale or refinancing of The Hamptons will be distributed 100% to the Partnership until it has received an amount equal to an annual, cumulative 8% return on 118% of its adjusted capital contribution and an amount equal to 118% of its adjusted capital contribution. Distributions will then be made to the co-venturer until it has received an annual, cumulative 8% return on $928,000 as reduced by all prior distributions of net cash from operations and an amount equal to $928,000 as reduced by all prior distributions of net proceeds from refinancing. Any remaining net proceeds will be distributed 80% to the Partnership and 20% to the co-venturer.

The joint venture agreement of Lakeview Village substantially provides that:

a. Available cash from operations of Lakeview Village will be distributed 100% to the Partnership until it has received its annual, noncumulative preferred return, of $650,000. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

b. Net income of Lakeview Village will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero. Then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All net losses will be allocated first to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero, then 99% to the Partnership and 1% to the corporate General Partners.

c. Income from a sale of Lakeview Village will be allocated to the Partnership until the Partnership's capital account, as defined, is equal to the fair market value of the ventures' assets at the date of the amendment. Any remaining balance will then be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing will be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5. Mortgage Payable
On May 30, 1986, the Lakeview Village Venture obtained a first mortgage loan of $7,000,000 collateralized by a mortgage encumbering Lakeview Village. The loan had a term of seven years and bore interest at an annual rate of 9% with monthly payments of interest only for the first and second years.

On October 27, 1993, the extended maturity date, the Partnership obtained replacement financing on its Lakeview Village property from The Penn Mutual Life Insurance Company ("Penn Mutual"), an unaffiliated party. During 1996, Penn Mutual transferred the mortgage loan to Midland Loan Services, Inc. under the existing terms. Total proceeds of $6,600,000 were received and are collateralized by a Mortgage and Security Agreement and an Assignment of Rents and Leases Agreement encumbering the property. The loan is for a term of seven years and bears interest at an annual rate of 7.75% requiring monthly installments of principal and interest based on a 25 year amortization schedule. The proceeds of this financing along with Partnership cash reserves were used to repay the outstanding amounts due Aetna Life Insurance Company on the Partnership's prior mortgage. Partnership cash reserves were also used to pay refinancing expenses of $184,825 and fund escrows of $355,664. The escrowed funds are applied to the property for real estate taxes and insurance.

Annual maturities of mortgage note principal over the next five years are as follows:

                 Year                   Amount
                 1997              $   114,038
                 1998                  123,197
                 1999                  133,091
                 2000                  143,780
                 2001                  155,328
                 Thereafter          5,629,618
                                   $ 6,299,052

Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1996, 1995 and 1994, and the unpaid portion at November 30, 1996:

                               Unpaid at
                             November 30,                  Earned
                                    1996        1996        1995        1994
RI5 Real Estate Services, Inc.
and affiliates:
 Out-of-pocket expenses          $    --    $  1,462    $  2,319    $    942

ConAm and affiliates:
 Property operating salaries          --     342,575     336,666     330,588
 Property management fees         19,613     234,958     223,720     213,836
  Total                          $19,613    $578,995    $562,705    $545,366

7. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended November 30, 1996, 1995 and 1994:

                                               1996         1995         1994
Net income per financial statements      $1,017,032   $  759,410   $  622,853
Depreciation deducted for tax purposes
 in excess of depreciation expense per
 financial statements                       (63,543)      (3,589)      (2,189)
Tax basis joint venture net loss in
 excess of GAAP basis joint venture
 net income/(loss)                          (54,848)       8,238       14,208
Other                                         6,434        1,656        1,368
  Taxable net income                     $  905,075   $  765,715   $  636,240

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1996, 1995 and 1994:

                                               1996         1995         1994
Partners' capital per
financial statements                    $14,855,098  $15,597,964  $16,598,452
Adjustment for cumulative difference
 between tax basis net income and net
 income per financial statements           (955,121)    (843,162)    (849,467)
  Partners' capital per tax return      $13,899,977  $14,754,802  $15,748,985

8. Distributions Paid
Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each fiscal year. The consolidated statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual amounts as presented on the consolidated financial statements:

             Distributions                                  Distributions
                Payable      Distributions   Distributions      Payable
          Beginning of Year     Declared         Paid        November 30
1996         $   439,974     $ 1,759,898     $ 1,759,898      $ 439,974
1995             381,311       1,759,898       1,701,235        439,974
1994         $ 1,466,582     $ 1,525,244     $ 2,610,515      $ 381,311

9.  Subsequent Event
On December 10, 1996, the Partnership closed on the sale of Canterbury Park. Canterbury Park sold for $6,387,300 to Burcam Capital I, L.L.C., a North Carolina limited liability company (the "Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. The transaction resulted in a gain on sale for Canterbury Park of approximately $2,600,000, which will be reflected in the Partnership's consolidated statement of operations in the first quarter of the next fiscal year. Accordingly, the net book value of the Property was reclassified on the Partnership's Consolidated Balance Sheet at November 30, 1996 as Property held for disposition.

On January 24, 1997, the General Partners paid a special distribution of $6,151,430, representing the net proceeds from the sale of Canterbury Park, to the Limited Partners. Report of Independent Accountants



                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Partners of
Hutton/ConAm Realty Investors 5:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 5, a California limited partnership, and Consolidated Ventures as of November 30, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended November 30, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 5, a California limited partnership, and Consolidated Ventures as of November 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997


                              Net Asset Valuation


               Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $500 Unit
                        at November 30, 1996 (Unaudited)


                                              Acquisition Cost Partnership's
                                               (Purchase Price      Share of
                                                  Plus General  November 30,
                                                     Partners'          1996
                                         Date of   Acquisition     Appraised
Property                             Acquisition         Fees)     Value (1)
Lakeview Village at Ponte Vedra Lakes   08-22-85   $12,805,899   $11,600,000 (1)
Canterbury Park Apartments              11-21-85     5,708,260     6,165,110 (2)
The Hamptons at Quail Hollow            05-30-86    12,208,679    13,800,000 (1)
                                                   $30,722,838    31,565,110

Cash and cash equivalents                                          2,346,959
Other assets                                                          41,076
                                                                  33,953,145
Less:
  Total liabilities                                               (7,197,596)
Partnership Net Asset Value (3)                                  $26,755,549

Net Asset Value Allocated:
  Limited Partners                                               $26,725,759
  General Partners                                                    29,790
                                                                 $26,755,549

Net Asset Value Per Unit
  (57,490 units outstanding)                                        $ 464.88

(1) This represents the Partnership's share of the November 30, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) This represents the Partnership's share of the net sales proceeds from the December 10, 1996 sale of Canterbury Park Apartments

(3) The Net Asset Value assumes a hypothetical sale at November 30, 1996 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1996
                                                 Consolidated Ventures
                                          Lakeview
                      Canterbury Park      Village            The
Residential Property:      Apartments   Apartments       Hamptons       Total

Location                  Raleigh, NC  Ponte Vedra  Charlotte, NC          na
                                         Beach, FL
Construction date           1984-1985    1984-1985      1985-1986          na
Acquisition date             11-21-85     08-22-85       05-30-86          na
Life on which depreciation
in latest income statements
is computed                       (3)          (3)            (3)          na
Encumbrances              $        --  $ 6,299,052   $         --  $ 6,299,052
Initial cost to Partnership:
     Land                 $ 1,160,763  $ 1,543,406   $  2,208,781  $ 4,912,950
     Buildings and
     improvements         $ 4,614,414  $11,321,843   $ 10,085,246  $26,021,503
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements     $    12,323  $   645,527   $    100,913  $   758,763

Gross amount at which
carried at close of period: (1)
     Land                 $ 1,160,763  $ 1,571,906   $  2,208,781  $ 4,941,450
     Buildings and
     improvements           4,626,738   11,938,869     10,186,159   26,751,766
                          $ 5,787,501  $13,510,775   $ 12,394,940  $31,693,216

Accumulated
depreciation (2)          $ 2,099,917  $ 5,488,469   $  4,566,599  $12,154,985

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.

(2) The amount of accumulated depreciation for Federal income tax purposes is $16,998,950.

(3)  Buildings and improvements - 25 years; personal property - 10 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1996, 1995, and 1994 follows:

                                           1996         1995         1994
Real estate investments:
Beginning of year                   $31,404,450  $31,334,473  $31,290,943
Additions                               288,766       69,977       43,530
End of year                         $31,693,216  $31,404,450  $31,334,473

Accumulated depreciation:
Beginning of year                   $11,159,740  $10,050,009  $ 8,922,264
Depreciation expense                    995,245    1,109,731    1,127,745
End of year                         $12,154,985  $11,159,740  $10,050,009



                       REPORT OF INDEPENDENT ACCOUNTANTS



Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 5, a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Hutton/ConAm Realty Investors 5 for the year ended November 30, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997