Form 10-K, Exhibit 13
period 1998-11-30
CONAM REALTY INVESTORS 5 L P
filed 1999-03-01
CIK 761310

EXHIBIT 13

                          CONAM REALTY INVESTORS 5 L.P.

                               1998 ANNUAL REPORT

--------------------------------------------------------------------------------
                          CONAM REALTY INVESTORS 5 L.P.
--------------------------------------------------------------------------------



         ConAm Realty Investors 5 L.P. is a California limited partnership formed in 1984 to acquire, operate and hold for investment multifamily residential properties. At November 30, 1998, the Partnership's portfolio consisted of two apartment properties located in Florida and North Carolina. On January 29, 1999, with the consent of the Unitholders, the two remaining properties were sold for a price of $26,000,000 (before closing costs) and substantially all of the cash, less a contingency amount, was distributed to the Unitholders.







                                     CONTENTS

                         1      Message to Investors
                         2      Performance Summary
                         3      Financial Highlights
                         4      Consolidated Financial Statements
                         7      Notes to the Consolidated Financial Statements
                        13      Independent Auditors' Report
                        14      Report of Former Independent Accountants
                        15      Net Asset Valuation













--------------------------------------------------------------------------------
      ADMINISTRATIVE INQUIRIES                PERFORMANCE INQUIRIES/FORM 10-Ks
      ADDRESS CHANGES/TRANSFERS               Brock Tibbitts and Snell
      MAVRICC Management Systems, Inc.        625 Broadway, Suite 911
      1845 Maxwell, Suite 101                 San Diego, California 92101
      Troy, MI  48084-4510
      Attn: Financial Communications
      248-637-7897                            619-232-0365
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

Presented for your review is the 1998 Annual Report for ConAm Realty Investors 5 L.P. (the "Partnership"). In this report we have included a performance summary which addresses operations at each of the properties (the "Properties") and the financial highlights for the year.

We are pleased to announce that the proposed sale of the Partnership's two remaining Properties to DOC Investors, L.L.C., a Delaware limited liability company, was approved by a majority in interest of the Unitholders as of January 15, 1999 and that the sale was completed on January 29, 1999. Within 30 days of the close of the sale of the Properties, a distribution of $337.50 per Unit, representing the majority of the net proceeds from the sale and other cash from operations was paid to Unitholders.

CASH DISTRIBUTIONS
The Partnership paid quarterly cash distributions totaling $18.00 per Unit for the year ended November 30, 1998. The General Partner decided to not make a fourth quarter distribution pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Partnership's Properties. Including the distribution on February 26, 1999, since inception, the Partnership has paid distributions totaling $722.86 per original $500 Unit. These distributions include the net proceeds from the sale of the Partnership's Properties in January 1999 of $336.36 per Unit, and cash from operations of $1.14 per Unit, both of which were distributed on February 26, 1999.

OPERATIONS OVERVIEW
In 1998, operations at the Partnership's Properties continued to be impacted to varying degrees by strong competition for residents in the markets where the two Properties are located. Although population and job growth escalated in both areas, the addition of several newly constructed complexes to both markets limited rental rate increases and caused overall vacancy rates to rise in the market area. As a result of new apartment construction in the Jacksonville area, several large apartment properties began offering rental concessions to attract residents. This competition, as well as the effects of extensive roof replacements at Lakeview Village, contributed to lower than expected average occupancy at Lakeview Village in 1997. Average occupancy recovered in fiscal 1998 to 94%, from 88% in fiscal 1997. In the Charlotte market, strong economic growth helped offset the effects of new construction. Average occupancy at The Hamptons at Quail Hollow increased slightly to 96% in fiscal 1998 from 94% in fiscal 1997. Rental rates at both Properties increased for the year.

Several interior and exterior repairs were performed at each Property during 1998, including parking lot repairs at Lakeview Village, asphalt repairs at The Hamptons at Quail Hollow and other routine upgrades. In addition, ongoing roof replacements at Lakeview Village were completed in the second quarter of fiscal 1998.

SUMMARY
The sale of the Properties on January 29, 1999 represents the first step toward the liquidation of the Partnership that is expected to be completed in August 1999. A final distribution of remaining Partnership cash, if any, will be made shortly thereafter.

Very truly yours,


/s/ Daniel J. Epstein
Daniel J. Epstein, President
Continental American Development Inc.
General Partner of ConAm Property Services IV, Ltd.
February 28, 1999

--------------------------------------------------------------------------------
                               PERFORMANCE SUMMARY
--------------------------------------------------------------------------------




LAKEVIEW VILLAGE  PONTE VEDRA BEACH, FLORIDA

Lakeview Village is a 240-unit luxury apartment complex located in an oceanside residential area of Ponte Vedra Beach, Florida southeast of Jacksonville. The property reported an average occupancy level of 94% in fiscal 1998, up from 88% in fiscal 1997. Strong economic growth continued in the Jacksonville area. New multifamily construction has softened the rental market as reported to you previously. However, rental rates at Lakeview increased during fiscal 1998. The property improvements for the year helped to retain the property's competitive position primarily included the completion of the roof replacements, which affected the property's occupancy level in fiscal 1997.



THE HAMPTONS AT QUAIL HOLLOW CHARLOTTE, NORTH CAROLINA

The Hamptons at Quail Hollow is a 232-unit apartment community located in southeastern Charlotte, North Carolina. The property's average occupancy increased slightly to 96% in 1998, up from 94% in fiscal 1997, and rental rates increased during fiscal 1998. The general strength of the Charlotte market prompted a surge in new construction over the last two years. As a result, competition for residents intensified, and induced some large apartment properties to offer rental concessions to increase occupancy rates. While new construction impacted the rate of rental activity in the short term, continued job and population growth kept this market from becoming significantly overbuilt.

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------



SELECTED FINANCIAL DATA
For the periods ended November 30,                 1998        1997        1996       1995         1994
--------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT DATA
Total Income                                     $ 4,008     $ 3,845     $ 4,798     $ 4,583     $ 4,337
Income from operations                               248         105       1,017         759         623
Net Income                                           248       2,687       1,017         759         623
Net Cash Provided by Operating
     Activities                                    1,000       1,113       2,023       1,903       1,799
Long-term Obligations                              6,072       6,185       6,299       6,405       6,502
Total Assets at Year End                          15,725      17,021      22,053      22,912      23,946
Income from Operations per Limited
     Partnership Unit*                              4.08        1.19       17.21       12.77       10.46
Net Income per Limited
     Partnership Unit*                              4.08       46.11       17.21       12.77       10.46
Distributions per Limited
       Partnership Unit*                           18.00      131.00       30.00       30.00       26.00
* 57,490 UNITS OUTSTANDING



CASH DISTRIBUTIONS
PER LIMITED PARTNERSHIP UNIT                            1998               1997
--------------------------------------------------------------------------------
Special Distributions*                                 $  --             $107.00
First Quarter                                          $  6.00           $  6.00
Second Quarter                                         $  6.00           $  6.00
Third Quarter                                          $  6.00           $  6.00
Fourth Quarter                                         $  --             $  6.00
                                                       -------           -------
TOTAL                                                  $ 18.00           $131.00


Cash distributions were reduced in 1998 due to a suspension of distributions in the fourth quarter pending the outcome of the solicitation of the consent the Unitholders to the sale of the Properties.

 * On January 24, 1997, the Partnership paid a special cash distribution totaling $107 per Unit, reflecting a return of capital from the net proceeds of the December 1996 sale of Canterbury Park.

---------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                        AT NOVEMBER 30,  AT NOVEMBER 30,
                                                        1998             1997
---------------------------------------------------------------------------------
ASSETS
Investments in real estate:
     Land                                          $  3,780,687      $  3,780,687
     Buildings and improvements                      22,419,500        22,271,530
                                                   ------------      ------------
                                                     26,200,187        26,052,217
     Less accumulated depreciation                  (11,507,294)      (10,808,639)
                                                   ------------      ------------
                                                     14,692,893        15,243,578
Cash and cash equivalents                               424,001         1,424,876
Restricted cash                                         261,132           224,210
Other assets, net of accumulated amortization
    of $164,087 in 1998 and $131,808 in 1997            347,073           128,814
---------------------------------------------------------------------------------
     TOTAL ASSETS                                  $ 15,725,099      $ 17,021,478
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

LIABILITIES AND PARTNERS' CAPITAL
---------------------------------------------------------------------------------
Liabilities:
   Mortgage payable                                $  6,072,451      $  6,185,012
   Distribution payable                                    --             359,019
   Accounts payable and accrued expenses                387,989           388,948
   Due to general partners and affiliates                16,038            15,811
   Security deposits                                     73,629            89,448
                                                   ------------      ------------
     Total Liabilities                                6,550,107         7,038,238
                                                   ------------      ------------

Partners' Capital:
   General Partner                                      182,795           190,878
   Limited Partners (57,490 Units outstanding)        8,992,197         9,792,362
                                                   ------------      ------------
     Total Partners' Capital                          9,174,992         9,983,240
---------------------------------------------------------------------------------
     TOTAL LIABILITIES AND PARTNERS' CAPITAL       $ 15,725,099      $ 17,021,478
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------




SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

----------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED NOVEMBER 30,                         1998           1997          1996
----------------------------------------------------------------------------------------------
INCOME
Rental                                                $3,970,095     $3,714,870     $4,695,358
Interest and other                                        37,894        130,067        102,810
                                                      ----------     ----------     ----------
     Total Income                                      4,007,989      3,844,937      4,798,168
                                                      ----------     ----------     ----------
EXPENSES
Property operating                                     2,055,840      2,123,570      2,120,789
Depreciation and amortization                            884,567        879,851      1,027,524
Interest                                                 475,024        484,182        492,660
General and administrative                               172,830        167,485        140,163
Write-off of assets                                      162,037         85,000           --
Minority interest                                         10,000           --             --
                                                      ----------     ----------     ----------
     Total Expenses                                    3,760,298      3,740,088      3,781,136
                                                      ----------     ----------     ----------
INCOME FROM OPERATIONS                                   247,691        104,849      1,017,032
Gain on sale of property                                    --        2,582,641           --
----------------------------------------------------------------------------------------------
     NET INCOME                                       $  247,691     $2,687,490     $1,017,032
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
NET INCOME ALLOCATED:
     To the General Partner                           $   13,036     $   36,399     $   27,769
     To the Limited Partners                             234,655      2,651,091        989,263
----------------------------------------------------------------------------------------------
     NET INCOME                                       $  247,691     $2,687,490     $1,017,032
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

PER LIMITED PARTNERSHIP UNIT
(57,490 UNITS OUTSTANDING):
----------------------------------------------------------------------------------------------
     Income from operations                           $     4.08     $     1.19     $    17.21
     Gain on sale of property                               --            44.92           --
----------------------------------------------------------------------------------------------
     NET INCOME                                       $     4.08     $    46.11     $    17.21
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997, AND 1996    GENERAL       LIMITED
                                                         PARTNER       PARTNERS       TOTAL
----------------------------------------------------------------------------------------------
BALANCE AT NOVEMBER 30, 1995                          $  190,066     $15,407,898    $15,597,964
Net income                                                27,769        989,263      1,017,032
Distributions ($30.00 per Unit)                          (35,198)    (1,724,700)    (1,759,898)
----------------------------------------------------------------------------------------------
BALANCE AT NOVEMBER 30, 1996                          $  182,637     $14,672,461    $14,855,098
Net income                                                36,399      2,651,091      2,687,490
Distributions ($131.00 per Unit)                         (28,158)    (7,531,190)    (7,559,348)
----------------------------------------------------------------------------------------------
BALANCE AT NOVEMBER 30, 1997                          $  190,878     $9,792,362     $9,983,240
Net income                                                13,036        234,655        247,691
Distributions ($18.00 per Unit)                          (21,119)    (1,034,820)    (1,055,939)
----------------------------------------------------------------------------------------------
BALANCE AT NOVEMBER 30, 1998                          $  182,795     $8,992,197     $9,174,992
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED NOVEMBER 30,                               1998             1997             1996
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                 $   247,691      $ 2,687,490      $ 1,017,032
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation and amortization                               884,567          879,851        1,027,524
   Write-off of assets                                         162,037           85,000             --
   Minority interest                                            10,000             --               --
   Gain on sale of property                                       --         (2,582,641)            --
   Increase (decrease) in cash arising from changes in
   operating assets and liabilities:
     Fundings to restricted cash                              (192,762)        (180,710)        (169,425)
     Release of restricted cash                                155,840          181,915          163,446
     Other assets                                             (250,538)           6,410           (4,968)
     Accounts payable and accrued expenses                        (959)          79,473           (5,063)
     Due to general partners and affiliates                        227           (3,802)             764
     Security deposits                                         (15,819)         (40,034)          (6,763)
                                                           -----------      -----------      -----------
Net cash provided by operating activities                    1,000,284        1,112,952        2,022,547
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of property                                --          6,270,225             --
Additions to real estate                                      (718,585)        (325,502)        (288,766)
Insurance recovery from fire damage                            254,945             --               --
                                                           -----------      -----------      -----------
Net cash provided by (used in) investing activities           (463,640)       5,944,723         (288,766)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to Partners                                   (1,414,958)      (7,640,303)      (1,759,898)
Mortgage principal payments                                   (112,561)        (114,040)        (105,560)
Distribution to minority interest in joint venture             (10,000)            --               --
                                                           -----------      -----------      -----------
Net cash used in financing activities                       (1,537,519)      (7,754,343)      (1,865,458)
--------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                   (1,000,875)        (696,668)        (131,677)
Cash and cash equivalents, beginning of period               1,424,876        2,121,544        2,253,221
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   $   424,001      $ 1,424,876      $ 2,121,544
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest                   $   435,806      $   484,182      $   492,660
--------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES:
Write-off of buildings and improvements                    $  (315,670)     $  (179,000)     $      --
Write-off of accumulated depreciation                      $   153,633      $    94,000      $      --
--------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Notes to the Consolidated Financial Statements
NOVEMBER 30, 1998, 1997 AND 1996

1. ORGANIZATION
ConAm Realty Investors 5 L.P. (formerly Hutton/ConAm Realty Investors 5) (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (as subsequently amended, the "Partnership Agreement") dated June 28, 1984. The Partnership was formed for the purpose of acquiring and operating multi-family residential real estate. The general partners of the Partnership were RI 5 Real Estate Services, Inc. ("RI 5"), an affiliate of Lehman Brothers, Inc. (see below), and ConAm Property Services IV, Ltd. ("CPS IV"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On January 27, 1998, CPS IV acquired RI 5's co general partner interest in the Partnership, effective July 1, 1997, pursuant to a purchase agreement between CPS IV and RI 5 dated August 29, 1997. As a result, CPS IV now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership changed from Hutton/ConAm Realty Investors 5 to ConAm Realty Investors 5 L.P. On January 15, 1999, a majority in interest of Unitholders agreed to the sell the Partnership's remaining properties and liquidate the Partnership. The Partnership sold its properties on January 29,1999 (Note 10) and expects to liquidate during fiscal year 1999.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

FINANCIAL STATEMENTS The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

INVESTMENTS IN REAL ESTATE Investments in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Revenue is recognized when earned and expenses (including depreciation) are recognized when incurred in accordance with generally accepted accounting principles. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties (25 years). Maintenance and repairs are charged to operations as incurred. Costs incurred for significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income for the period.

IMPAIRMENT OF LONG-LIVED ASSETS The Partnership assesses its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the real estate exceeds the fair value of the real estate. At November 30, 1998, the Partnership's properties were assets to be held and used as the Partnership did not have the ability to sell the properties without the approval of a majority of the Unitholders.

OTHER ASSETS Included in other assets are costs incurred in connection with obtaining financing for the Partnership's properties. Such costs are amortized over the initial term of the loan on a method which approximates the effective-interest method.

INCOME TAXES No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions or treasury based money market funds.

RESTRICTED CASH Restricted cash consists of escrow deposits for real estate taxes and casualty insurance as required by the first mortgage lender on the Lakeview Village property.

USE OF ESTIMATES Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. THE PARTNERSHIP AGREEMENT
The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 98% to the limited partners and 2% to the General Partners until each limited partner has received an amount equal to an annual 7% return for such year. Thereafter, net cash from operations is to be distributed 100% to the General Partners until the General Partners have received distributions for the year (including the 2% distribution described above) equal to 10% of the aggregate net cash from operations distributed to the partners for such fiscal year to that point. Any remaining net cash from operations is to be distributed 90% to the limited partners and 10% to the General Partners.

Net loss and all depreciation is to be allocated 99% to the limited partners and 1% to the General Partners.


Net income is to be allocated as follows:

a. To the extent that net income before depreciation does not exceed the amount of net cash from operations distributable to the partners with respect to such fiscal year, net income before depreciation is to be allocated among the partners, pro rata in accordance with the amount of net cash from operations distributable to each partner with respect to such fiscal year to the extent thereof; and

b. To the extent that net income before depreciation exceeds the amount of net cash from operations distributable to the partners with respect to such fiscal year, such excess is to be allocated (1) first, 100% to the General Partners, pro rata, in an amount equal to the excess, if any, of the General Partners' deficit, if any, in their capital accounts, over an amount equal to 1% of the aggregate capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partners.

For the years ended November 30, 1998 and 1997 net income before depreciation exceeded net cash from operations distributable to the partners. Pursuant to the Partnership Agreement and as described in (b)(2) above, this excess was allocated 99% to the limited partners and 1% to the General Partners.

Net proceeds from sales or refinancing is to be distributed 100% to the limited partners until each limited partner has received an amount equal to his adjusted capital investment (as defined in the Partnership Agreement) and an annual, cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners. Generally, all gain from sales are to be allocated 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to his adjusted capital investment and an annual, non-compounded cumulative 7% return thereon. Thereafter, gain is to be allocated pro rata to the limited and General Partners' capital accounts, as reduced by the amount of the net proceeds distributed from sale or refinancing with respect to such transactions, until the limited and general partner capital accounts are in a ratio of 85 to 15. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners.

Effective July 1, 1997, all General Partner allocations are to be made solely to CPS IV.

4. INVESTMENTS IN REAL ESTATE
Since inception, the Partnership acquired three residential apartment complexes either directly or through investments in joint ventures. On December 10, 1996, the Partnership closed on the sale of one of the properties, Canterbury Park Apartments ("Canterbury Park"). Canterbury Park sold for $6,387,300 to Burcam Capital, L.L.C., a North Carolina limited liability company (the "Buyer"), which is unaffiliated with the Partnership. The transaction resulted in a gain on sale of Canterbury Park of $2,582,641, which is reflected in the Partnership's consolidated statements of operations for the year ended November 30, 1997. On January 24, 1997, the General Partners paid a special distribution of $6,151,430, representing the net proceeds from the sale of Canterbury Park, to the limited partners.

The Partnership's remaining properties at November 30, 1998 were as follows:

-------------------------------------------------------------------------------------------
PROPERTY NAME         UNITS            LOCATION             DATE ACQUIRED    PURCHASE PRICE
-------------------------------------------------------------------------------------------
Lakeview Village       240      Ponte Vedra Beach, FL          8/22/85         $12,266,187

The Hamptons at
  Quail Hollow         232          Charlotte, NC              5/30/86          11,694,137
-------------------------------------------------------------------------------------------



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

The initial joint venture agreement of The Hamptons substantially provides that:

a. Net cash from operations of The Hamptons is to be distributed 100% to the Partnership until it has received an annual, noncumulative return of 8% on 118% of its adjusted capital contribution. Any remaining balance is to be distributed 80% to the Partnership and 20% to the co- venturer.

In October, 1998, distributions from The Hamptons operations resulted in a $10,000 distribution to the co-venturer.

b. Net income of the joint venture is to be allocated to the Partnership and the co-venturer basically in accordance with the distribution of net cash from operations. All losses and depreciation are to be allocated to the Partnership. Net proceeds from a sale or refinancing of The Hamptons are to be distributed 100% to the Partnership until it has received an amount equal to an annual, cumulative 8% return on 118% of its adjusted capital contribution and an amount equal to 118% of its adjusted capital contribution. Distributions are to then be made to the co-venturer until it has received an annual, cumulative 8% return on $928,000 as reduced by all prior distributions of net cash from operations and an amount equal to $928,000 as reduced by all prior distributions of net proceeds from refinancing. Any remaining net proceeds are to be distributed 80% to the Partnership and 20% to the co-venturer.

As a result of the distributions made in October, 1998, $10,000 of the joint venture's net income was allocated to the co-venturer in accordance with the joint venture agreement.


The joint venture agreement of Lakeview Village substantially provides that:

a. Available cash from operations of Lakeview Village is to be distributed 100% to the Partnership until it has received its annual, noncumulative preferred return, of $650,000. Any remaining balance is to be distributed 99% to the Partnership and 1% to the General Partner.

b. Net income of Lakeview Village is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero. Then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All net losses are to be allocated first to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero, then 99% to the Partnership and 1% to the General Partner.

c. Income from a sale of Lakeview Village is to be allocated to the Partnership until the Partnership's capital account, as defined, is equal to the fair market value of the ventures' assets at the date of the amendment. Any remaining balance is then to be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing are to be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the General Partner.

5. MORTGAGE PAYABLE
On October 27, 1993, the maturity date, the Partnership obtained replacement financing on its Lakeview Village property from The Penn Mutual Life Insurance Company ("Penn Mutual"), an unaffiliated party. During 1996, Penn Mutual transferred the mortgage loan to Midland Loan Services, Inc. under the existing terms. Total proceeds of $6,600,000 were received and are collateralized by a Mortgage and Security Agreement and an Assignment of Rents and Leases Agreement encumbering the property. The loan is for a term of seven years and bears interest at an annual rate of 7.75% requiring monthly installments of principal and interest based on a 25 year amortization schedule. The proceeds of this financing along with Partnership cash reserves were used to repay the outstanding amounts due Aetna Life Insurance Company on the Partnership's prior mortgage. Partnership cash reserves were also used to pay refinancing expenses of $184,825 and fund escrows of $355,664. The escrowed funds are available to pay real estate taxes and insurance. The loan was repaid in full in conjunction with the sale of Lakeview Village on January 29, 1999 (note 10).


6. FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, distribution payable, accounts payable and accrued expenses, due to general partner and affiliates, and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

The carrying amount of the mortgage payable is a reasonable estimate of fair value based on management's belief that the interest rates and terms of the debt are comparable to those commercially available to the Partnership in the marketplace for similar instruments.


7. TRANSACTIONS WITH RELATED PARTIES
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1998, 1997 and 1996, and the unpaid portion at November 30, 1998:

                                               EARNED AND
                                                UNPAID AT                  EARNED
                                               NOVEMBER 30,  ----------------------------------
                                                   1998         1998        1997        1996
-----------------------------------------------------------------------------------------------
RI 5 Real Estate Services, Inc.
And affiliates:
     Out-of-pocket expenses                     $   --       $   --       $  2,393     $  1,462
ConAm and affiliates:
     Property operating salaries                    --        339,911      366,685      342,575
     Property management fees                     16,038      199,651      187,757      234,958
-----------------------------------------------------------------------------------------------
TOTAL                                           $ 16,038     $539,562     $556,835     $578,995
-----------------------------------------------------------------------------------------------


8. RECONCILIATION OF FINANCIAL STATEMENT AND TAX INFORMATION
The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended November 30, 1998, 1997 and 1996:

                                                                         1998             1997            1996
-------------------------------------------------------------------------------------------------------------------
Net income per financial statements                                  $   247,691      $ 2,687,490      $ 1,017,032

Depreciation deducted for tax purposes in excess of depreciation
     expense per financial statements (unaudited)                           --             (7,153)         (63,543)

Capital improvement costs capitalized for tax
     Purposes not recorded per
     Financial statements (unaudited)                                       --            204,932             --

Tax basis joint venture net income (loss)
     in excess of GAAP basis joint
     venture net income (unaudited)                                      102,142          (84,482)         (54,848)

Gain on sale of properties
     For tax purposes in excess of gain per
     Financial statements (unaudited)                                       --            894,357             --

Other (unaudited)                                                         (6,979)              22            6,434
-------------------------------------------------------------------------------------------------------------------
   TAXABLE NET INCOME (UNAUDITED)                                    $   342,854      $ 3,695,166      $   905,075
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1998, 1997 and 1996:

                                                             1998             1997            1996
------------------------------------------------------------------------------------------------------
Partners' capital per financial statements              $  9,174,992     $  9,983,240     $ 14,855,098

Adjustment for cumulative difference between
    tax basis net income and net income
    per financial statements (unaudited)                     147,718           52,555         (955,121)
------------------------------------------------------------------------------------------------------
PARTNERS' CAPITAL PER INCOME TAX RETURN (UNAUDITED)     $  9,322,710     $ 10,035,795     $ 13,899,977
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


At November 30, 1998, the tax basis of the Partnership's assets was $9,484,789 and the tax basis of the Partnership's liabilities was $162,079. The Partnership does not consolidate its investment in joint ventures for income tax purposes.

9. DISTRIBUTIONS PAID
Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each fiscal year. The consolidated statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual amounts as presented on the consolidated financial statements:

                   DISTRIBUTIONS                                                   DISTRIBUTIONS
                     PAYABLE              DISTRIBUTIONS        DISTRIBUTIONS         PAYABLE
                 BEGINNING OF YEAR           DECLARED              PAID            NOVEMBER 30,
------------------------------------------------------------------------------------------------
1998                 $359,019               $1,055,939           $1,414,958          $   --
1997                  439,974                7,559,348            7,640,303           359,019
1996                  439,974                1,759,898            1,759,898           439,974
------------------------------------------------------------------------------------------------


10.  SALE OF PROPERTIES
On January 29, 1999, the Partnership consummated the sale of the Lakeview Village and The Hamptons at Quail Hollow to DOC Investors, L.L.C., a Delaware limited liability company, for a sales price of $26,000,000 (before selling costs and prorations). As required by the Partnership's Partnership Agreement, the General Partner solicited the consent of a majority in interest of the Unitholders to the sale pursuant to a Consent Solicitation Statement dated December 16, 1998. The requisite consent was obtained on January 15, 1999. The Partnership received approximately $19,482,000 of cash proceeds from the sale, net of closing costs of approximately $110,000 and repayment of indebtedness of approximately $6,408,000.

On February 26, 1999, the Partnership distributed $19,402,875 ($337.50 per
Unit) to the Unitholders and $1,340 to the General Partner, out of cash proceeds from the sale and from Net Cash From Operations, as defined.

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------





The General Partner
ConAm Realty Investors 5 L.P.:

We have audited the accompanying consolidated balance sheets of ConAm Realty Investors 5 L.P. (a California limited partnership) and consolidated ventures (the "Partnership"), as of November 30, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As further discussed in Note 10 to the consolidated financial statements, the Partnership sold substantially all of its assets on January 29, 1999.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 5 L.P. and consolidated ventures as of November 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                         KPMG LLP

San Diego, California
February 15, 1999, except for the second paragraph of Note 10 to the consolidated financial statements, as to which the date is February 26, 1999

--------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------



To the Partners of
ConAm Realty Investors 5 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 5 L.P. (formerly Hutton/ConAm Realty Investors 5), a California Limited Partnership, and Consolidated Ventures as of November 30, 1996, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 5 L.P., a California Limited Partnership, and Consolidated Ventures as of November 30, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------

              COMPARISON OF ACQUISITION COSTS TO NOVEMBER 30, 1998
                      PROPERTY VALUES AND DETERMINATION OF
            NET ASSET VALUE PER UNIT AT NOVEMBER 30, 1998 (UNAUDITED)


                                                            ACQUISITION COST
                                                             (PURCHASE PRICE
                                                              PLUS GENERAL         PARTNERSHIP'S
                                              DATE OF           PARTNERS'        SHARE OF PROPERTY    NET ASSET VALUE
PROPERTY                                    ACQUISITION     ACQUISITION FEES)        VALUE (1)         DETERMINATION
------------------------------------------ --------------- -------------------- -------------------- ------------------
Lakeview Village at Ponte Vedra               08-22-85          $ 12,805,899         $ 11,600,000
The Hamptons at Quail Hollow                  05-30-86            12,208,679           14,400,000
Aggregate Property Value at 11-30-98                                                                   $26,000,000
Less estimated transaction costs in escrow                                                                (110,000)
                                                                                                     ------------------
Sales Proceeds (before repayment or buyer assumption of secured debt)                                   25,890,000
Cash and cash equivalents (including previously restricted cash)                                           685,133
Other assets                                                                                               251,604
                                                                                                     ------------------
Total assets                                                                                            26,826,737
                                                                                                     ------------------
Less:
     Secured debt                                                                                        6,072,451
     Prepayment penalty                                                                                    315,023
     Other liabilities                                                                                     477,656
     Contingency amounts (2)                                                                               554,115
                                                                                                     ------------------
Total liabilities                                                                                        7,419,245

                                                                                                     ------------------
Partnership Net Asset Value (3)                                                                         19,407,492
                                                                                                     ------------------

Net Asset Value Allocated:
     Limited Partners                                                                                   19,402,875
     General Partner                                                                                         4,617
                                                                                                     ------------------
                                                                                                        19,407,492
                                                                                                     ------------------
NET ASSET VALUE PER UNIT
     (57,490) UNITS OUTSTANDING                                                                            $337.50
---------------------------------------------------------------------------------------------------- ------------------

(1) Represents the Partnership's share of the fair market value of the properties as reflected in the purchase and sale agreements pursuant to which the properties were sold on January 29, 1999. The purchase prices contained in such agreements were negotiated and agreed to within approximately 30 days of November 30, 1998.
(2) Includes an amount for estimated future costs related to the sale and liquidation and an amount the General Partner determined to set aside for contingencies, net of expected cash provided by operations through the date of sale.
(3) The Partnership Net Asset Value assumes a sale at November 30, 1998 of all the Partnership's properties at prices equal to the sales prices set forth in the purchase and sale agreements described in Note (1), payment of all Partnership liabilities, and the distribution of the proceeds of such sale and other Partnership cash, to the Partners.

Since the Partnership sold all of its real property assets in January 1999, is in dissolution, and is in the process of winding up and liquidating, the foregoing Partnership Net Asset Value is intended to approximate the liquidation value of the Partnership and the Net Asset Value Per Unit is intended to approximate the per Unit amount which is expected to be distributed to the Limited Partners in connection with the Partnership's liquidation. The Net Asset Valuation does not take into account the illiquid nature of an investment in the Units or the fact that at November 30, 1998 a holder of Units would likely not have been able to sell its Units for the Net Asset Value Per Unit set forth above. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to Net Asset Value Per Unit, in determining the fair market value of the investment in the Partnership for such purpose.

CONAM REALTY INVESTORS 5 L.P.
AND CONSOLIDATED VENTURES


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1998

                                                                           CONSOLIDATED VENTURES
                                                                  -----------------------------------------------
                                                                    LAKEVIEW
                                                                     VILLAGE            THE
RESIDENTIAL PROPERTY:                                              APARTMENTS         HAMPTONS          TOTAL
-----------------------------------------------------------------------------------------------------------------
Location                                                          Ponte Vedra      Charlotte, NC               NA
                                                                   Beach, FL
Construction date                                                   1984-1985         1985-1986                NA
Acquisition date                                                     08-22-85          05-30-86                na
Life on which depreciation in latest
     income statements is computed                                   25 years          25 years                na
Encumbrances                                                     $  6,072,451      $       --        $  6,072,451
Initial cost to Partnership:
     Land                                                        $  1,543,406      $  2,208,781      $  3,752,187
     Buildings and improvements                                    11,321,843        10,085,246        21,407,089
Write-off of building costs                                          (436,779)          (57,891)         (494,670)
Costs capitalized subsequent to acquisition --
     Land, buildings and improvements                               1,293,203           242,378         1,535,581
Gross amount at which
carried at close of period: (1)
     Land                                                        $  1,571,906      $  2,208,781      $  3,780,687
     Buildings and improvements                                    12,149,767        10,269,733        22,419,500
-----------------------------------------------------------------------------------------------------------------
                                                                   13,721,673        12,478,514        26,200,187
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Accumulated depreciation (2)                                     $  6,186,029      $  5,321,265      $ 11,507,294
-----------------------------------------------------------------------------------------------------------------

(1) The aggregate costs for Land, Buildings and Improvements for Federal tax purposes are $0. (2) The amount of accumulated depreciation for Federal income tax purposes is $0.

A reconciliaiton of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1998, 1997 and 1996 follows:

                                                                    1998              1997              1996
----------------------------------------------------------------------------------------------------------------
INVESTMENTS IN REAL ESTATE:

Beginning of period                                             $ 26,052,217      $ 31,693,216      $ 31,404,450
Additions                                                            463,640           325,502           288,766
Dispositions and disposals                                          (315,670)       (5,966,501)             --
----------------------------------------------------------------------------------------------------------------
End of period                                                   $ 26,200,187      $ 26,052,217      $ 31,693,216
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION:
Beginning of period                                             $ 10,808,639      $ 12,154,985      $ 11,159,740
Depreciation expense                                                 852,288           847,571           995,245
Dispositions and disposals                                          (153,633)       (2,193,917)             --
----------------------------------------------------------------------------------------------------------------
End of period                                                   $ 11,507,294      $ 10,808,639      $ 12,154,985
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------







SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------






The General Partner
ConAm Realty Investors 5 L.P.:


Under date of February 15, 1999, we reported on the consolidated balance sheets of ConAm Realty Investors 5 L.P. (a California limited partnership) and consolidated ventures (the "Partnership") as of November 30, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended, as contained in the 1998 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule. This consolidated financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                             KPMG LLP



San Diego, California
February 15, 1999

--------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------






Our report on the consolidated financial statements of ConAm Realty Investors 5 L.P. (formerly Hutton/ConAm Realty Investors 5), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 5 L.P. for the year ended November 30, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997